Lend Lease
CORPORATION

30 May 2002

02034926

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

SEC MAIL PROCESSING
RECEIVED
JUN 12 2002
WASH, D.C. 155 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
30 May 2002	Announcement to Australian Stock Exchange Lend Lease Joint Venture with Qunitain Estates Completes Agreement with UK Government for the Regeneration of Greenwich Peninsula

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Yours faithfully

A P Ho
Assistant Company Secretary

dlw 6/19

LL0004

SEC\Greenwich Peninsula 30May.doc

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 May 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE JOINT VENTURE WITH QUINTAIN ESTATES COMPLETES AGREEMENT WITH UK GOVERNMENT FOR THE REGENERATION OF GREENWICH PENINSULA

Lend Lease Corporation Limited ("Lend Lease") announces that Meridian Delta Limited ("MDL"), a joint venture between a subsidiary of Lend Lease and British developer Quintain Estates and Development PLC ("Quintain"), has executed an agreement with the UK Government agency English Partnerships to regenerate 190 acres (76.9 hectares) on the Greenwich Peninsula, London.

MDL will also sign an agreement with English Partnerships, subject to obtaining planning consent to lease 43 acres (17.4 hectares) of the total 190 acres which incorporate the Millennium Dome ("the Dome") and surrounding areas on the Peninsula. MDL will concurrently issue a 55 year lease, extendable to 100 years, to Anschutz Entertainment Group ("AEG") for 9.5 acres (3.9 hectares) in the centre of the Dome, in which AEG will – subject to gaining planning consent – build and manage a £135 million (A$355 million) world class sports and leisure arena.

The MDL joint venture brings together Lend Lease's global expertise in large scale land and community regeneration, and Quintain, which controls 18.5 acres (7.5 hectares) of the Peninsula. Lend Lease holds a 51% stake in MDL and Quintain holds 49%.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA STATEMENT 30 MAY 2002

LEND LEASE CORPORATION COMPLETES GREENWICH PENINSULA DEVELOPMENT AGREEMENT WITH UK GOVERNMENT

Lend Lease Corporation's (ASX : LLC "Lend Lease") 51% owned Meridian Delta Limited ("MDL") joint venture with Quintain Estates and Development PLC has completed its agreement with the UK Government agency English Partnerships in relation to the Greenwich Peninsula. The agreement has the long term potential for up to 14 million square feet (1,300,600 square metres) mixed use regeneration of 190 acres (76.9 hectares) of Thames riverfront land on the Greenwich Peninsula, London.

MDL will also sign an agreement with English Partnerships, subject to obtaining planning consent to lease 43 acres (17.4 hectares) of the total 190 acres which incorporate the Millennium Dome ("the Dome") and surrounding areas on the Peninsula. MDL will concurrently issue a 55 year lease, extendable to 100 years, to Anschutz Entertainment Group ("AEG") for 9.5 acres (3.9 hectares) in the centre of the Dome, in which AEG will – subject to gaining planning consent – build and manage a £135 million (A$355 million) world class sports and leisure arena.

Lend Lease CEO, David Higgins, said from London last night that the Greenwich Peninsula development, envisaged to take up to 25 years to complete, will be a major showcase for Lend Lease's emerging urban regeneration business in the UK and Europe, and should provide long term recurring earnings for the Group.

"Our proposal for Greenwich Peninsula is one of the largest urban regeneration opportunities in Europe today," Mr Higgins said.

"We have some exciting plans for the Peninsula that, when implemented, have the potential to deliver significant value for the UK Government over many years and, in turn, the development partners.

"The highly regarded 1.6 million square feet Bluewater retail and leisure destination in Kent demonstrated Lend Lease's capacity in major retail development, and now Greenwich Peninsula offers us the opportunity to showcase our ability in regeneration to create a fully integrated development incorporating residential, retail, commercial and community infrastructure components," Mr Higgins said.

The regeneration is projected to include up to 7,000 new homes and circa 3.5 million square feet (325,130 square metres) of mixed use, commercial floor space.

MDL has an exclusive right to develop the 190 acre site (76.9 hectares) for 25 years after obtaining planning consent. The joint venture has minimum obligations every five years, for 15 years, to develop 330,000 square feet (30,000 square metres) (subject to a commercial viability test); and to sell land to third parties to allow development of 670,000 square feet (61,500 square metres).

MDL will submit a planning consent application for the master plan, deliver infrastructure to facilitate the sale or development by MDL of serviced land, and share the value created through the process with the UK Government. The land will be drawn down and paid for when required to meet the regeneration programme. Lend Lease will provide development and project management services to MDL.

Under the Dome lease agreement AEG, a leading US stadium operator, will create, operate and carry financial responsibility for a world-class, 20,000 seat, entertainment and sports arena within the Dome structure. It is also proposed that the ancillary area of the Dome that is not occupied by the AEG arena will be managed as a leisure/retail facility under a separate joint venture between AEG and MDL.

David Hutton, Director – Lend Lease Europe, said the project due diligence and the development agreements with English Partnerships and AEG had been completed to schedule, as announced last December.

"We currently expect to commence construction of the first stages immediately after completion of authority approvals over the next 12 months, with our first earnings from development and project/construction management services flowing as early as the 2004/05 financial year," Mr Hutton said.

"MDL has entered into a development profit sharing agreement with the Government, so that the Government receives an agreed minimum value for the land as each stage is drawn down, plus a share of value added through the development process.

"While it is a little early in the process, the opportunity also exists for investment vehicles, managed by Lend Lease, to invest in the retail, commercial and residential assets that will be developed over the longer term," Mr Hutton said.

The MDL partners will jointly fund expenses through the authority approval process.

The expected initial capital commitment for Lend Lease to achieve planning approval and to commence the land sale programme is approximately £20 million (A$52 million). The level of any further capital commitment is subject to the ultimate scale of the development and the extent to which MDL undertakes development itself. Such commitments will be consistent with Lend Lease's third party capital development model.

The agreement with English Partnerships is conditional on obtaining planning permission, which is anticipated in 2003. Dependent on the ultimate scale of the development, which is expected to take up to 25 years, the whole Peninsula could benefit from up to £4 billion (A$10.5 billion) of new investment from incoming occupants, external investors and Lend Lease managed funds.

END

MEDIA ENQUIRIES:

Roger Burrows
Lend Lease Corporation
02 9236 6116

John Frey
Cosway Australia
0411 361 361